Exhibit 99.2

Dr. Reddy’s Laboratories announces the launch of

Cefixime for Oral Suspension, USP in the U.S. Market

Hyderabad, India, August 28, 2017	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. August 28, 2017— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Cefixime for Oral Suspension, USP 100 mg/5mL and 200 mg/5mL, a therapeutic equivalent generic version of Suprax® (cefixime) for Oral Suspension, approved by the U.S. Food and Drug Administration (USFDA).

The Suprax® brand and generic had U.S. sales of approximately $50.5 million MAT for the most recent twelve months ending in June 2017 according to IMS Health*.

Dr. Reddy’s Cefixime for Oral Suspension, USP is available in strengths of 100 mg/5mL and 200 mg/5mL after reconstitution. The 100 mg/5 mL strength is available in 50 mL bottles. The 200 mg/5 mL strength is available in 75 mL and 50 mL bottles.

Suprax® is a registered trademark of Astellas Pharma Inc.

*IMS National Sales Perspective: Retail and Non-Retail MAT June 2017

RDY-0717-171

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.